August 11, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel

Re:	Radient Pharmaceuticals Corporation Amendment No. 3 to Schedule 14A Filed July 29, 2010 Form 10-K/A Filed May 3, 2010 Form 10-Q Filed May 24, 2010 File No. 001-16695
Dear Ms. Riegel:
This letter is provided in connection with your review of the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
The Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2010 is due on or before August 16, 2010 (the “August 10Q”). While preparing the August 10Q, the Company realized that Proposal 5 contained in our original proxy statement, as filed on February 1, 2010, was removed from the preliminary proxy statement previously filed (the “Bridge Loan Proposal”). The Bridge Loan Proposal related to the exchange agreement for the $58,000 Bridge Loan we received in September 2009 (the “Bridge Loan”). As disclosed in our June 21, 2010 response letter, we decided to cease seeking, and therefore remove from the proxy statement, other note holders’ agreement to exchange their debt for shares of our common stock since we had not received additional signatures to any of the other exchange agreements and since we closed the 2010 Debt Financing. Due to a miscommunication, we included the Bridge Loan as one of the debts for which we had not yet received signatures for the related exchange agreement and therefore removed it from the proxy statement. However, the Bridge Loan holder signed the related exchange agreement on or about January 22, 2010 and therefore, the Bridge Loan Proposal should have remained in the proxy statement. We confirm that none of the other exchange agreements included in the original proxy statement were signed. Therefore, we are filing amendment 4 to the proxy statement to include the Bridge Loan Proposal as Proposal 3. We reviewed your previous comment letters and believe we addressed all comments applicable to the Bridge Loan Proposal. We also revised the entire proxy statement to account for this change in all instances. Proposal 3 is set forth on Exhibit A hereto.
Additionally, although amendment 4 to the proxy statement discloses that we will incorporate by reference our final 10-K/A for the year ending December 31, 2009 and our final 10-Q/A for the quarter ending March 31, 2010 (together, the “Periodic Reports”) into the proxy statement, we intend to attach the final and complete Periodic Reports and mail them to the stockholders as both our 2009 Annual Report and as an attachment to the Definitive Proxy Statement once your offices clear the Periodic Reports for filing.
Due to our tight timeline to submit the definitive proxy statement to our financial printer for mailing by Tuesday, August 17, 2010, and avoid severe penalties and potential claims, we are filing amendment 4 to the proxy statement at this time for your review. We are finalizing the response to your comment in the August 9, 2010 letter and expect to file it tomorrow, Thursday, August 12, 2010.
We understand that you may have additional comments and thank you for your attention to this matter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman By: Louis Taubman,
Attorney at Law
Cc: Mr. Douglas C. MacLellan

Exhibit A
PROPOSAL 3 — APPROVE AND RATIFY THE ISSUANCE OF UP TO 404,526 SHARES OF
POTENTIALLY ISSUABLE COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON
STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE PURSUANT TO AN
EXCHANGE AGREEMENT AND A REDUCTION IN THE EXERCISE PRICE OF WARRANTS ISSUED
IN CONNECTION WITH THE ISSUANCE OF THE ORIGINAL SECURITIES SUBJECT TO THE
EXCHANGE AGREEMENT
Background
     On September 10, 2009, we entered into a Bridge Loan Agreement (the “Bridge Loan Agreement”) with an investor whereby the Investor provided the Company with a Bridge Loan for $58,000 (the “Bridge Loan”) at an interest rate of 12% per annum (the “Interest Rate”), due and payable – together with all accrued and unpaid interest – on or before December 1, 2009. The Investor also received a two year warrant to purchase up to 116,000 shares of the Company’s Common Stock exercisable at $0.60 per share (the “Bridge Loan Warrant”). Pursuant to the terms of the Bridge Loan Agreement, since the Bridge Loan was not paid before October 9, 2009, the Interest Rate automatically increased to 18% per annum, retroactive to September 10, 2009, until the Bridge Loan is paid in full. Accordingly, the Company will owe a total of $15,638 in interest payments through August 30, 2010 (the “Default Interest Payment”). Under the Bridge Loan Agreement, the Company agreed to pay the Investor $2,000 as reimbursement for the Investor’s legal fees related to the default. Additionally, since the Bridge Loan was not repaid by December 1, 2009, $25,000 was added to the principal value of the Bridge Loan obligation, making the current principle value of the Bridge Loan $83,000 (the “New Principal Amount”), and the Investor is entitle to $10,000 for any out-of-pocket legal costs that the Investor may incur to collect the obligation.
Need for Additional Financing
          As noted above, our Company has a need for additional financing and therefore, Management believes it is prudent to reserve as much cash as possible for our operations. Although we have not received any notice from the Bridge Loan holders, we are in default on the Bridge Loan and, therefore, all payments of principal and interest under the Bridge Loan are immediately due and payable. Management does not believe we have sufficient cash to pay these debts and continue our operations.
          Management believes that exchanging our outstanding debt for shares of common stock and the issuance of common stock upon exercise of the Bridge Loan Warrant is in the best interest of the Company and its stockholders. Accordingly, management prepared a form of Exchange Agreement regarding the Bridge Loan and related warrants (the “Bridge Loan Exchange Agreement”). Although the Bridge Loan holder signed the Bridge Loan Exchange Agreement in January 2010, as noted throughout this Proxy Statement, the exchange contemplated by the Bridge Loan Exchange Agreement shall not be effected and is not enforceable against us until we obtain Stockholder Approval and the NYSE Amex Listing Approval of the shares issuable pursuant thereto. Pursuant to the Bridge Loan Exchange Agreement, we would be required to issue 404,526 shares of common stock in exchange for the amount of principal and interest due through August 30, 2010 on the Bridge Loan, as well as all of the other fees we agreed to pay under the Bridge Loan.
          As additional consideration for exchanging the Bridge Loan for shares of our common stock, we agreed to reduce the exercise price of the Bridge Loan Warrant to $0.28 per share; the number of shares issuable pursuant to the warrants remains the same as originally issued. By executing the Bridge Loan Exchange Agreement, the Bridge Loan holders waived all defaults under the Bridge Loan unless, and only unless, we fail to make or issue any principal or interest payments pursuant to the terms of the Bridge Loan Exchange Agreement or if we do not receive stockholder approval of this Proposal. If we do not receive stockholder approval for this Proposal, we will once again be in default of the Bridge Loan.
          If all of the outstanding Bridge Loan Warrants are exercised, at the reduced exercise price, we may receive aggregate gross proceeds of approximately $32,480. However, there is no assurance that any of the outstanding Bridge Loan Warrants will ever be exercised. We intend to use any proceeds from the exercise of any of these warrants for working capital and other general corporate purposes.

Exhibit A
Need for Stockholder Approval
          Although the shares to be issued pursuant to the Bridge Loan Exchange Agreement and in connection with the Bridge Loan Warrants are themselves below the 19.99% Cap, management believes it is prudent to obtain stockholder approval of such shares in the event that the NYSE Amex integrates all of the issuances contemplated by this Proxy Statement. Stockholder approval does not obviate the need for compliance with the requirements of the Exchange Act or other NYSE Amex requirements.
          If this proposal is approved at our 2010 Annual Meeting of Stockholders, we will not solicit further authorization for the issuance of these shares by a vote of our stockholders prior to such issuance.
Increased Dilution
     This proposal is solely related to the Bridge Loan. If Proposal 3 is approved and we issue all of the shares pursuant to the Bridge Loan Exchange Agreement and all of the Bridge Loan Warrants are exercised, our existing stockholders will incur significant dilution of their interest. If this Proposal is approved and we issue shares pursuant to the Bridge Loan Exchange Agreement at a price below $1.25, then the exercise price of the warrants we issued pursuant to our Registered Direct 2009 Offering will be reduced and the number of shares of common stock issuable pursuant thereto will substantially increase (please see Proposal 5 below). You should, therefore, consider the potential dilution in determining whether to approve this Proposal 3.
Potential Negative Effect on our Stock Price
     If Proposal 3 receives the necessary approval and we are authorized to issue up to an aggregate of 404,526 additional shares of our Common Stock pursuant to the Bridge Loan Exchange agreement and 116,000 shares upon the exercise of all of the Bridge Loan Warrants, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. In addition, 116,000 of those same total shares, represented by all of the shares of common stock underlying the Bridge Loan Warrants were registered pursuant to our Registration Statements on Form S- 3, which was declared effective on January 7, 2010. Accordingly, since those 116,000 shares, when issued (the “Bridge Registered Shares”) are included in an effective registration statement, those Bridge Registered Shares – and only those shares, when issued, — are eligible for resale in the public markets after issuance. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock. Except for the aforementioned 116,000 previously Bridge Registered Shares, none of the shares underlying the Bridge Loan Exchange Agreement have yet been registered and therefore those shares cannot be resold pursuant to a registration statement at this time but would have to be resold pursuant the safe harbor provided by Rule 144, when, and if, such becomes available.
Vote Required; Board of Directors’ Recommendation
     The approval of our Proposal 3 to issue up to 520,526 shares of common stock, including the 116,000 shares underlying warrants, at a potential issuance price per share below the greater of a share of our common stock’s book value or its market value at the time of issuance will require the affirmative vote of at least a majority of the votes cast by the holders of shares of Common Stock present or represented at the meeting and entitled to vote.

Our Board of Directors recommends that stockholders vote “FOR” the approval and ratification of the
Bridge Loan Exchange Agreement and the related issuance of 520,526 shares of our Common Stock below the greater of a share of our Common Stock’s book
value or market value at the time of issuance pursuant to the Bridge Loan Exchange Agreement and a reduction in the exercise price of warrants issued in connection with the issuance of the original securities subject to the Bridge Loan Exchange Agreement.